WIRELESS TELECOM GROUP, INC.
EXHIBIT 11.1

	For the Year Ended December 31,

	2008	2007

Net income (loss)	$(31,265,065)	$3,456,656

BASIC EARNINGS:

Weighted average number of common shares outstanding	25,712,424	25,896,547

Basic earnings (loss) per common share	$(1.22)	$0.13

DILUTED EARNINGS:

Weighted average number of common shares outstanding	25,712,424	25,896,547

Stock options	—	110,820

Weighted average number of common shares outstanding, as adjusted	25,712,424	26,007,367

Diluted earnings (loss) per common share	$(1.22)	$0.13